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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37520

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SUSQUEHANNA INVESTMENT GROUP**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MELISSA JAMACA	610-617-4385	MELISSA.JAMACA@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)
10/20/2003		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MELISSA JAMACA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUSQUEHANNA INVESTMENT GROUP _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _M. Walsher_

Title: _____

TREASURER

Notary Public

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SUSQUEHANNA INVESTMENT GROUP

(a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Partners of Susquehanna Investment Group

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Susquehanna Investment Group (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 25, 2026

We have served as the Company's auditor since 2023.

www.pwc.com/us

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1800
2001 Market Street, Philadelphia, PA 19103-7042
(267) 330 3000

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Statement of Financial Condition
December 31, 2025
(dollars in thousands)

Assets

Receivable from clearing broker	$	1,767,055
Securities owned - at fair value		4,254,466
Accrued trading receivables		888
Exchange memberships - at cost (fair value $3,635)		3,560
Other asset		256
Total assets	**$**	**6,026,225**

Liabilities and partners' capital

Securities sold, not yet purchased - at fair value	$	5,458,114
Payable to affiliates		2,568
Accrued trading payables		4,892
Accrued compensation		7,110
Accrued expenses and other liabilities		361
Total liabilities		**5,473,045**
Partners' capital		553,180
Total liabilities and partners' capital	**$**	**6,026,225**

See notes to statement of financial condition

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

NOTE 1 – ORGANIZATION

Susquehanna Investment Group (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity is a market-maker in listed options on each of the exchanges operated by Miami International Holdings, Inc. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by Bodel, Inc.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

Financial Instruments

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

Employee Compensation

Employee compensation consists of payroll and bonuses.

Current Expected Credit Losses ("CECL")

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker; No allowance for credit losses is recognized on receivable from clearing broker. The Entity determined that no expected credit losses exist due to the nature and life of the financial assets held with the Entity's clearing broker. Certain trades and contracts are cleared through centralized clearing organizations and settled daily, further limiting unsettled credit exposure. The Entity monitors the capital adequacy of its clearing broker.

Valuation of Financial Instruments

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date.
Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
Level 3:   Unobservable inputs for the asset or liability.

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

See Note 5 – Fair Value of Financial Instruments for further information.

NOTE 3 – RISK FACTORS

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, credit risk, liquidity risk. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of fixed income or rate-sensitive instruments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

NOTE 4 – RELATED PARTY TRANSACTIONS

The schedule below identifies the location of the Entity's related party activities within the Entity's statement of financial condition. Explanations of the relationships are included below the schedule.

	Activity	Payable	Statement of Financial Condition Location
(1)	Shared services agreement	$ 111	Payable to affiliates
(2)	Administrative and technical support services	414	Payable to affiliates
(3)	Infrastructure support services	3	Payable to affiliates
(4)	Trading and execution services	2,040	Payable to affiliates

(1) An affiliate acts as a common payment agent for the Entity for various direct and indirect operating expenses. Direct operating expenses typically include payroll costs, professional fees, and market data costs, while indirect operating expenses primarily include overhead costs. The Entity pays the affiliate for these costs. Additionally, the affiliate provides services related to intellectual property. The Entity pays for these services.

(2) An affiliate provides the Entity with administrative and technology support services. The Entity pays a monthly fee for these services.

(3) An affiliate provides infrastructure support services to the Entity. The Entity pays a monthly fee for these services.

(4) The Entity pays affiliated broker-dealers a fee for trading and execution charges incurred. The Entity receives a rebate from the affiliates for liquidity provided, when applicable.

Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Due to the nature of certain trading activities it may be necessary or advantageous to execute trades in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2025. Any financial instruments that are not carried at fair value on the Entity's statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally limited credit risk. This estimated fair value would be classified under Level 2, except for cash, which would be Level 1.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

Assets measured at fair value:

Description	Totals	Level 1	Level 2
Equities	$ 561,894	$ 561,894	$ —
Options	3,692,572	1,214,335	2,478,237
Total securities owned	**$ 4,254,466**		
Exchange memberships	3,635	—	3,635

Liabilities measured at fair value:

Description	Totals	Level 1	Level 2
Equities	$ 1,834,850	$ 1,834,842	$ 8
Options	3,623,264	2,461,158	1,162,106
Total securities sold, not yet purchased	**$ 5,458,114**		

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year. Exchange memberships are valued at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer price as of the valuation date if the last reported sales price falls outside of this spread.

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market.

Derivatives used for risk management include options.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. The Entity's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the Entity's statement of financial condition.

The following table sets forth the fair value and average quarterly absolute outstanding notional value for the year ended December 31, 2025:

Derivative Category	Fair Value		Notional
	Assets	Liabilities	
Equities	$ 3,684,800	$ 3,621,246	$ 60,856,290
Commodities	7,772	2,018	71,874

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2025
(dollars in thousands)

NOTE 7 – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Entity's securities transactions are provided by BofA Securities, Inc.

At December 31, 2025, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing broker reflected on the Entity's statement of financial condition are securities positions with and amounts due from this clearing broker. To the extent that there are securities at this clearing broker, the securities serve as collateral for the amounts payable to such clearing broker. The clearing broker has the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

NOTE 8 – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes. The Entity is required to disclose the difference between book basis net assets and tax basis net assets. As of December 31, 2025, this amounted to $12,536.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is not presently associated with an open tax examination.

At December 31, 2025, management has determined that there are no material uncertain income tax positions.

NOTE 9 – EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange memberships on the Entity's statement of financial condition that represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment. Management believes there is no impairment to recognize on these exchange memberships as of December 31, 2025, except for memberships on one exchange where the Entity realized a permanent impairment of $2,321.

NOTE 10 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is not subject to the SEC's Uniform Net Capital Rule 15c3-1 because the Entity is exempt from Rule 15c3-1 pursuant to paragraph (b)(1)(i).

NOTE 11 – SUBSEQUENT EVENTS

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the Entity's statement of financial condition. Such evaluation was performed through February 25, 2026, the date that this statement of financial condition was issued.

Subsequent to year-end, and in accordance with Rule 15c3-1(a)(4) of the Securities Exchange Act of 1934, the Entity changed its regulatory membership classification effective January 2, 2026. As a result of this change, the Entity is subject to a minimum net capital requirement of $250 not to exceed $1,000. This change impacts the Entity's net capital requirements on a prospective basis only and did not have an effect on the Entity's financial position, results of operations, or net capital as of year end.